Exhibit (99.2)


                               ITEM 7 INFORMATION

The securities being reported on by The Goldman Sachs Group, L.P. ("GS Group"), as a parent holding company, are owned by European Cable Capital Partners, L.P. ("European Partners"), GS Capital Partners, L.P. ("GS Capital"), Stone Street Fund 1996, L.P. ("Stone 1996"), Bridge Street Fund 1996, L.P. ("Bridge 1996", and together with European Partners, GS Capital, and Stone 1996, the "Limited Partnerships"), and Goldman Sachs Performance Partners, L.P. ("Performance Partners"), a Delaware limited partnership, or are owned, or may be deemed to be beneficially owned, by Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. Affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner of the Limited Partnerships. Goldman Sachs is the investment manager of GS Capital. The general partner of European Partners is a wholly-owned subsidiary of GS Capital. The general partner and trading manager of Performance Partners is a subsidiary of GS Group and an advisory affiliate of a separate operating division of Goldman Sachs. GS Group is a general partner of and owns a 99% interest in Goldman Sachs.